Contact

www.linkedin.com/in/storm-sheler-84b2531b2 (LinkedIn)

Top Skills

Strategic Planning
Social Media Communications
Operations Management

Storm Sheler

Head of Operations at Hot Poppy
Nashville, Tennessee, United States

Summary

Co-Founder for Hot Poppy - Nashville's first Farm to App grocery delivery service. We believe in the power of the local economy and knowing where your food comes from.

Experience

Hot Poppy

Co-Founder | Head of Operations, Customer Experience, and Public Relations
May 2020 - Present (2 years 8 months)

5th & Taylor, L.L.C.

Restaurant And Bar Manager Fine Dining
October 2016 - November 2020 (4 years 2 months)
Nashville, Tennessee, United States

The Nashville Marriott at Vanderbilt

Manager of Customer Relations
August 2013 - October 2015 (2 years 3 months)
Nashville, Tennessee, United States

Education

Tennessee State University

Bachelor of Arts - BA, Business Administration and Management, General

Nashville State Community College

Associate's degree, Business Administration and Management, General